UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42810

YD Bio Limited

(Exact name of registrant as specified in its charter)

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Exhibit 99.7 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Interim Financial Statements of YD Bio Limited
99.2	Unaudited Interim Financial Statements of YD Biopharma Limited
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of YD Biopharma Limited
99.4	Unaudited Interim Financial Statements of Breeze Holdings Acquisition Corp.
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Breeze Holdings Acquisition Corp.
99.6	Unaudited Pro Forma Condensed Combined and Consolidated Financial Information
99.7	Press Release dated September 30, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YD Bio Limited

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

Date: September 30, 2025

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